October 25, 2019

Tyler B. Wilson
Chief Financial Officer
Taronis Fuels, Inc.
300 W. Clarendon Ave., Unit 230
Phoenix, AZ 85013

       Re: Taronis Fuels, Inc.
           Registration Statement on Form 10-12G
           Filed September 30, 2019
           File No. 000-56101

Dear Mr. Wilson:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12G filed September 30, 2019

Questions and Answers About the Spin-Off, page 9

1. Please add a Q&A to briefly describe the continuing business, operations and material assets and liabilities of Taronis Technologies after the spin-off.
What is the Company?, page 10

2. Briefly describe the business, operations and material assets and liabilities of Taronis
      Fuels and whether other material items will be contributed to or from Taronis Fuels in connection with the spin-off.
 Tyler B. Wilson
FirstName LastNameTyler B. Wilson
Taronis Fuels, Inc.
Comapany NameTaronis Fuels, Inc.
October 25, 2019
Page 2
October 25, 2019 Page 2
FirstName LastName
How will fractional shares be treated in the Spin-Off?, page 11

3.       It appears from Section 2.04(c) of the distribution agreement filed as
Exhibit 2.1 that
         shareholders will receive cash for their fractional shares. Please revise to disclose this treatment of fractional shares.
What are the U.S. federal income tax consequences of the distribution of our common stock to
U.S. shareholders? , page 11

4. Disclose that it is a condition to the spin-off that Taronis Technologies receives a tax opinion that the spin-off will qualify as a tax free reorganization and distribution. Disclose whether this condition can be waived and, if so, how you will notify shareholders of the waiver of this condition.
Will my Taronis Technologies common stock continue to trade on a stock market?, page 11

5. Please discuss the likelihood that Taronis Technologies' common stock will continue to trade on Nasdaq given the current market price and its operations and assets after the spin-
         off.
Will Taronis Fuels common stock trade on a stock market?, page 13

6. Please discuss the likelihood that Taronis Fuels will meet the requirements for listing on the NYSE American exchange.
Risk Factors
Several members of our board of directors and management may have actual or potential conflicts of interest..., page 19

7. Identify the members of your board and management who will continue to hold positions at Taronis Technologies. Discuss whether your management or the board has implemented any structural protections intended to minimize or protect against conflicts of interest that may arise between the company and Taronis Technologies. For example, disclose whether directors who owe fiduciary duties to both the company and Taronis
         Technologies will participate in decisions about arrangements between the two companies, and address their obligations to present certain opportunities to each company.
We believe we will be considered a "smaller reporting company" and will be exempt from certain disclosure requirements..., page 27

8. Please update your disclosure to reflect the current thresholds for meeting the definition of
         "smaller reporting company" under Rule 12b-2. Also update your disclosure about emerging growth company status on page 6 to reflect the current revenue threshold of
         $1.07 billion.
 Tyler B. Wilson
FirstName LastNameTyler B. Wilson
Taronis Fuels, Inc.
Comapany NameTaronis Fuels, Inc.
October 25, 2019
October 25, 2019 Page 3
Page 3
FirstName LastName
Reasons for the Spin-Off, page 30

9. Please expand your discussion of the reasons for the spin-off to address how the factors you list apply specifically to each of the companies. In your discussion, also address the board's considerations of the following:
           Why the board determined at this time to spin off the operations that have generated substantially all recent historical revenues;
           The operations and financial condition of each of the companies, comparing and contrasting their operations before and after the spin-off;
           Why the two companies will have the same management, and how conflicts of interest will be resolved;
           The likelihood that the stock of Taronis Technologies will meet the continued listing requirements of the Nasdaq Capital Market following the spin-off, discussing the specific requirements;
           The likelihood that the common stock of Taronis Fuels would meet the listing requirements of the NYSE American exchange, discussing the specific requirements;
             and
           Whether the board considered any other strategic alternatives. Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 44

10. You reference expected future dividends here and state in the Q&A on page 12 that it is a possibility that Taronis Fuels may pay cash dividends. Please reconcile this disclosure with your disclosure in the risk factor on page 28 and dividend policy on page 38 that you do not expect to pay cash dividends on your common stock in the foreseeable future.
Description of Capital Stock, page 67

11. We note that Article VII of your Articles of Incorporation includes an exclusive forum provision listing the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain litigation, including any ``derivative action. Please describe this provision here and include a risk factor addressing the risks to investors posed by the exclusive forum provision. In your disclosure, please also discuss whether the provision applies to actions arising under the Securities Act or Exchange Act. Please also disclose that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
 Tyler B. Wilson
FirstName LastNameTyler B. Wilson
Taronis Fuels, Inc.
Comapany NameTaronis Fuels, Inc.
October 25, 2019
October 25, 2019 Page 4
Page 4
FirstName LastName
Financial Statements
Note 2 - Going Concern and Managements' Plan, page F-7

12. You disclose that you do not believe you will continue incurring operating losses for the foreseeable future and that you will be cash flow positive before year end. However, your disclosures on pages 19 and 40 indicate that you anticipate that you will continue to report losses and negative cash flow. Please revise to be consistent regarding your historical cash flows and expectations for future periods.
Note 4 - Acquisitions, page F-14

13. We note that there were several acquisitions during 2018 and interim 2019 that were allocated to Taronis Fuels. Please tell us how you considered Rule 8-04 of Regulations S-
         X in evaluating the significance of these acquisitions and whether you are required to include audited financial statements and pro forma information. As part of your response, provide us with the results of your significance tests.
General

14. We note the press releases by Taronis Technologies dated July 22, 2019 and October 15,
         2019 regarding a $165 million contract with a Turkish gas consortium to purchase 30, 300
         KW Venturi plasma arc gasification units from Taronis Fuels. This appears to be a material contract. Therefore, please file the contract as an exhibit and provide disclosure of its material terms in the Form 10.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Claire DeLabar, Staff Accountant, at 202-551-3349 or Christine Dietz,
Senior Staff Accountant, at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland, Staff Attorney, at 202-
551-6711 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Laura Anthony